

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Robert Antokol
Chief Executive Officer
Playtika Holding Corp.
c/o Playtika Ltd.
HaChoshlim St 8
Herzliya Pituarch, Israel

   Re: Playtika Holding Corp.
     Registration Statement on Form S-1
     Filed December 18, 2020
     File No. 333-251484

Dear Mr. Antokol:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed December 18, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 79

1. If material, please revise to address (with quantification if possible) how future stock based compensation costs will be impacted by the planned issuances under the 2020 Plan, as described on page 64.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Treska